Exhibit 21.1

SUBSIDIARIES OF TOPBUILD CORP.

Name	Jurisdiction of Organization
ADO Products, LLC	Minnesota
American Commercial Insulation, LLC	Delaware
Builder Procurement Services, LLC	Delaware
Builder Services Group, Inc.	Florida
Service Partners, LLC	Virginia
Superior Contracting Corporation	Delaware
TopBuild Home Services, Inc.	Delaware
TopBuild Support Services, Inc.	Delaware
Viking Insulation, LLC	California